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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                                   Loronix Information Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   544183106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Nicholas Schettino, Bear, Stearns & Co. Inc.
                  115 South Jefferson Rd, Whippany, NJ 07981
                                 (973) 793-2211
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                June 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    544183106               13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          274,652
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    274,652

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    274,652

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.32%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          274,652
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    274,652

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    274,652

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.32%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   544183106                13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
Common Stock
                            Loronix Information Systems, Inc.
                            820 Airport Road
                            Durango, CO 81301
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Working capital of Bear Stearns & Co. and personal funds of discretionary accounts. The aggregate purchase price of the 274,652 shares of Common Stock was approximately $9,612,820.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Loronix Information Systems, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 6/16/2000.

     (a)Number:                                                  274,652
        Percentage:                                              5.32%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            274,652
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  274,652

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                                      None


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 23, 2000
                                        ----------------------------------------
                                                         (Date)


                                                       /s/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)

                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Bruce E. Geismar          Chief Operations Officer and Director

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

John L. Knight            Director

David A. Liebowitz        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Gary M. McLoughlin        Director

Donald R. Mullen Jr.      Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Richard B. Sachs          Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                  APPENDIX II

                               Bear Stearns & Co. Inc.
                               Loronix Information Systems, Inc.

                      Trading from 04/24/00 through 06/16/2000

                              (Various Firm Accounts)
               ***** 06/16 *****
    50  LORONIX INFORMATION SYSTEMS    37              1,850.00
        INC
   100  LORONIX INFORMATION SYSTEMS    36 5/8          3,662.50
        INC
   100  LORONIX INFORMATION SYSTEMS    37              3,700.00
        INC
   100  LORONIX INFORMATION SYSTEMS    37 1/8          3,712.50
        INC
   100  LORONIX INFORMATION SYSTEMS    36 9/16         3,656.25
        INC
   100  LORONIX INFORMATION SYSTEMS    37              3,700.00
        INC
   100  LORONIX INFORMATION SYSTEMS    37 1/4          3,725.00
        INC
   100  LORONIX INFORMATION SYSTEMS    37 3/4          3,775.00
        INC
   400  LORONIX INFORMATION SYSTEMS    37             14,800.00
        INC
   500  LORONIX INFORMATION SYSTEMS    37 1/8         18,562.50
        INC
   500  LORONIX INFORMATION SYSTEMS    37 1/8         18,562.50
        INC
   500  LORONIX INFORMATION SYSTEMS    37 3/16        18,593.75
        INC
   500  LORONIX INFORMATION SYSTEMS    37 1/8         18,562.50
        INC
   900  LORONIX INFORMATION SYSTEMS    36 3/16        32,568.75
        INC
   900  LORONIX INFORMATION SYSTEMS    36 7/8         33,187.50
        INC
   900  LORONIX INFORMATION SYSTEMS    38             34,200.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    36 7/16        36,437.50
        INC
 1,000  LORONIX INFORMATION SYSTEMS    36 1/2         36,500.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37             37,000.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37             37,000.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37 3/4         37,750.00
        INC
 1,100  LORONIX INFORMATION SYSTEMS    38             41,800.00
        INC
 1,500  LORONIX INFORMATION SYSTEMS    38             57,000.00
        INC
 1,600  LORONIX INFORMATION SYSTEMS    37             59,200.00
        INC
 2,500  LORONIX INFORMATION SYSTEMS    36 1/2         91,250.00
        INC
 5,000  LORONIX INFORMATION SYSTEMS    36 11/16      183,437.50
        INC
   100- LORONIX INFORMATION SYSTEMS    37 15/16        3,793.62-
        INC
 5,000- LORONIX INFORMATION SYSTEMS    36.2450       181,218.95-
        INC
 5,000- LORONIX INFORMATION SYSTEMS    36 1/4        181,243.95-
        INC
                   ***** 06/15 *****
   200  LORONIX INFORMATION SYSTEMS    35 1/2          7,100.00
        INC
   200  LORONIX INFORMATION SYSTEMS    35              7,000.00
        INC
   300  LORONIX INFORMATION SYSTEMS    36 1/8         10,837.50
        INC
   900  LORONIX INFORMATION SYSTEMS    35 1/2         31,950.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    35 1/2         35,500.00
        INC
 2,000  LORONIX INFORMATION SYSTEMS    36 1/4         72,500.00
        INC
 5,000  LORONIX INFORMATION SYSTEMS    35            175,000.00
        INC
10,000  LORONIX INFORMATION SYSTEMS    36            360,000.00
        INC
 5,000- LORONIX INFORMATION SYSTEMS    36.8450       184,218.85-
        INC
                    ***** 06/14 *****
   100  LORONIX INFORMATION SYSTEMS    36              3,600.00
        INC
   100  LORONIX INFORMATION SYSTEMS    35 13/16        3,581.25
        INC
   100  LORONIX INFORMATION SYSTEMS    35 1/4          3,525.00
        INC
   100  LORONIX INFORMATION SYSTEMS    35 5/8          3,562.50
        INC
   200  LORONIX INFORMATION SYSTEMS    35 7/8          7,175.00
        INC
   200  LORONIX INFORMATION SYSTEMS    36              7,200.00
        INC
   200  LORONIX INFORMATION SYSTEMS    35 5/8          7,125.00
        INC
   300  LORONIX INFORMATION SYSTEMS    36             10,800.00
        INC
   300  LORONIX INFORMATION SYSTEMS    35 15/16       10,781.25
        INC
   300  LORONIX INFORMATION SYSTEMS    35 7/8         10,762.50
        INC
   400  LORONIX INFORMATION SYSTEMS    36             14,400.00
        INC
   600  LORONIX INFORMATION SYSTEMS    35 7/8         21,525.00
        INC
   700  LORONIX INFORMATION SYSTEMS    35 1/4         24,675.00
        INC
   800  LORONIX INFORMATION SYSTEMS    34 3/4         27,800.00
        INC
   800  LORONIX INFORMATION SYSTEMS    35 7/8         28,700.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    35 1/8         35,125.00
        INC
 2,000  LORONIX INFORMATION SYSTEMS    34 3/4         69,500.00
        INC
 2,000  LORONIX INFORMATION SYSTEMS    34 3/4         69,500.00
        INC
 2,500  LORONIX INFORMATION SYSTEMS    35 5/8         89,062.50
        INC
 3,400  LORONIX INFORMATION SYSTEMS    35 5/8        121,125.00
        INC
   310  LORONIX INFORMATION SYSTEMS    33 13/16       10,481.88
        INC
                  ***** 06/07 *****
   100  LORONIX INFORMATION SYSTEMS    34 3/8          3,437.50
        INC
   400  LORONIX INFORMATION SYSTEMS    33 15/16       13,575.00
        INC
 2,400  LORONIX INFORMATION SYSTEMS    32 1/4         77,400.00
        INC
 2,400- LORONIX INFORMATION SYSTEMS    32.2600        77,421.41-
        INC
                     ***** 06/05 *****
   300  LORONIX INFORMATION SYSTEMS    34 1/2         10,350.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    34 1/2         34,500.00
        INC
 1,300- LORONIX INFORMATION SYSTEMS    34.5100        44,861.50-
        INC
                  ***** 06/02 *****
   300  LORONIX INFORMATION SYSTEMS    34 15/16       10,481.25
        INC
   500  LORONIX INFORMATION SYSTEMS    34 13/16       17,406.25
        INC
   600  LORONIX INFORMATION SYSTEMS    34 15/16       20,962.50
        INC
   800  LORONIX INFORMATION SYSTEMS    34 13/16       27,850.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    34 7/8         34,875.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    34 7/8         34,875.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    34 13/16       34,812.50
        INC
 1,000  LORONIX INFORMATION SYSTEMS    34 7/8         34,875.00
        INC
 1,500  LORONIX INFORMATION SYSTEMS    34 7/8         52,312.50
        INC
 1,500  LORONIX INFORMATION SYSTEMS    34 7/8         52,312.50
        INC
 2,000  LORONIX INFORMATION SYSTEMS    34 7/8         69,750.00
        INC
 5,000- LORONIX INFORMATION SYSTEMS    34 15/16      174,681.67-
        INC
 5,000- LORONIX INFORMATION SYSTEMS    34 15/16      174,681.67-
        INC
                  ***** 06/01 *****
   100  LORONIX INFORMATION SYSTEMS    34              3,400.00
        INC
 2,000  LORONIX INFORMATION SYSTEMS    34             68,000.00
        INC
 2,100- LORONIX INFORMATION SYSTEMS    34             71,397.62-
        INC
                  ***** 05/31 *****
   100- LORONIX INFORMATION SYSTEMS    33 1/8          3,312.38-
        INC
   100- LORONIX INFORMATION SYSTEMS    35 1/8          3,512.38-
        INC
                  ***** 05/30 *****
   100- LORONIX INFORMATION SYSTEMS    31 1/8          3,112.39-
        INC
                  ***** 05/25 *****
 7,500  LORONIX INFORMATION SYSTEMS    27 1/16       202,968.75
        INC
                  ***** 05/24 *****
   100  LORONIX INFORMATION SYSTEMS    24 5/8          2,462.50
        INC
                  ***** 05/22 *****
   500  LORONIX INFORMATION SYSTEMS    27 3/4         13,875.00
        INC
                  ***** 05/18 *****
   200  LORONIX INFORMATION SYSTEMS    30 3/4          6,150.00
        INC
 5,000  LORONIX INFORMATION SYSTEMS    30 15/16      154,687.50
        INC
                  ***** 05/17 *****
   800  LORONIX INFORMATION SYSTEMS    30             24,000.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    30             30,000.00
        INC
 4,200  LORONIX INFORMATION SYSTEMS    30 1/2        128,100.00
        INC
                  ***** 05/11 *****
   300- LORONIX INFORMATION SYSTEMS    26 1/2          7,949.73-
        INC
   300- LORONIX INFORMATION SYSTEMS    26 3/8          7,912.23-
        INC
                  ***** 05/10 *****
   100  LORONIX INFORMATION SYSTEMS    25 1/4          2,525.00
        INC
                  ***** 05/04 *****
   100  LORONIX INFORMATION SYSTEMS    27 1/2          2,750.00
        INC
                   ***** 05/03 *****
   100  LORONIX INFORMATION SYSTEMS    29              2,900.00
        INC
                   ***** 05/02 *****
   800  LORONIX INFORMATION SYSTEMS    33 1/4         26,600.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    33 3/8         33,375.00
        INC
 4,200  LORONIX INFORMATION SYSTEMS    33 1/4        139,650.00
        INC
 5,000  LORONIX INFORMATION SYSTEMS    33 3/8        166,875.00
        INC
11,700  LORONIX INFORMATION SYSTEMS    33 3/8        390,487.50
        INC
 1,500- LORONIX INFORMATION SYSTEMS     ACC JC        49,995.00-
        INC
                   ***** 05/01 *****
   100  LORONIX INFORMATION SYSTEMS    33 1/8          3,312.50
        INC
   100  LORONIX INFORMATION SYSTEMS    33 3/8          3,337.50
        INC
   200  LORONIX INFORMATION SYSTEMS    33 3/8          6,675.00
        INC
   200  LORONIX INFORMATION SYSTEMS    33 3/8          6,675.00
        INC
   400  LORONIX INFORMATION SYSTEMS    32 1/4         12,900.00
        INC
   500  LORONIX INFORMATION SYSTEMS    32 1/4         16,125.00
        INC
   500  LORONIX INFORMATION SYSTEMS    32 3/8         16,187.50
        INC
 1,000  LORONIX INFORMATION SYSTEMS    33 3/8         33,375.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    32 1/4         32,250.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    32 1/4         32,250.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    33 3/8         33,375.00
        INC
 1,200  LORONIX INFORMATION SYSTEMS    33 3/8         40,050.00
        INC
 1,300  LORONIX INFORMATION SYSTEMS    33 3/8         43,387.50
        INC
                   ***** 04/28 *****
   100  LORONIX INFORMATION SYSTEMS    32 13/16        3,281.25
        INC
   200  LORONIX INFORMATION SYSTEMS    33              6,600.00
        INC
   300  LORONIX INFORMATION SYSTEMS    33              9,900.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    32 7/8         32,875.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    33             33,000.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    32 13/16       32,812.50
        INC
 1,000  LORONIX INFORMATION SYSTEMS    32 3/4         32,750.00
        INC
 1,700  LORONIX INFORMATION SYSTEMS    33             56,100.00
        INC
 2,000  LORONIX INFORMATION SYSTEMS    32 7/8         65,750.00
        INC
                  ***** 04/27 *****
   100- LORONIX INFORMATION SYSTEMS    32 1/8          3,212.39-
        INC
                  ***** 04/24 *****
   100  LORONIX INFORMATION SYSTEMS    27 1/8          2,712.50
        INC
   300  LORONIX INFORMATION SYSTEMS    27 5/8          8,287.50
        INC
   600  LORONIX INFORMATION SYSTEMS    27 3/4         16,650.00
        INC
 1,500  LORONIX INFORMATION SYSTEMS    27 5/8         41,437.50
        INC
 2,500- LORONIX INFORMATION SYSTEMS    27 13/16       69,528.93-
        INC

                         (Various Dicretionary Accounts)

                   ***** 06/16 *****
 2,122  LORONIX INFORMATION SYSTEMS    36 1/4         76,922.50
        INC
 1,310  LORONIX INFORMATION SYSTEMS    36 1/4         47,487.50
        INC
 1,568  LORONIX INFORMATION SYSTEMS    36 1/4         56,840.00
        INC
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).